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VIA EDGAR

May 5, 2015

US Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: Pamela Long, Assistant Director

RE:	Innovation Economy Corporation
Registration Statement on Form S-1
Filed April 3, 2015 File No. 333-203238

Dear Ms. Long:

On behalf of Innovation Economy Corporation (the “Company”), we hereby respond to the letter dated April 17, 2015 from you to Mr. Dale Hutchins, President of the Company, setting forth the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in respect of the Company’s Registration Statement on Form S-1 submitted to the Commission on April 3, 2015 under the Securities Act of 1933 (the “Securities Act”). For your convenience, we have transcribed each of the Staff’s comments below in bold type, and followed each such comment with the Company’s response in plain type.

Disclosure changes made in response to the Staff’s comments will be made in Amendment No. 1 to the Registration Statement on Form S-1 (“Amendment No. 1”), to be filed substantially contemporaneously with the submission of this letter.

Business, page 49

General

1.	We note your response to comment 9 of our letter dated February 26, 2015. Please revise your government regulation discussion for OLI and NEA to provide an estimate of the time frame needed for seeking and obtaining the required regulatory approvals.

Response: In response to this comment, we have revised pages 1, 2 and 50 of Amendment No. 1 to provide an estimate of the time frame needed for seeking and obtaining the required regulatory approvals for OLI and NEA.

May 5, 2015 U.S. Securities and Exchange Commission Attn: Pamela Long, Assistant Director Re: Innovation Economy Corporation Page 2 of 3

Convertible Notes, page 102

2.	In the second paragraph, please clarify that the “Units being offered in this offering” into which the convertible notes will convert after closing are those offered under a separate prospectus for selling shareholders. Otherwise, this section could be read to mean that you would issue your registered Units to the Noteholders instead of selling them to the public for cash in the best efforts offering you describe on the prospectus cover page and in your plan of distribution.

Response: In response to this comment, we have revised page 102 of Amendment No. 1 to clarify that the “Units being offered in this offering” into which the convertible notes will convert after closing are those offered under a separate prospectus for selling shareholders.

Selling Shareholder Prospectus Cover Page

3.	We note your response to comment 14 of our letter dated February 25, 2015. Please clarify the timing and circumstances affecting the price at which shares may be sold in the offering. In the second paragraph you state that the shares may be sold at market prices, prices related to market or negotiated prices. In the third paragraph in response to our comment, you state that until there is a public market for the securities, shareholders will sell at a fixed price. Please provide a more consolidated explanation of the offering price so that the timing and circumstances affecting the price are clear.

Response: In response to this comment, we have revised the cover page of the selling securityholder prospectus and have made conforming changes to the selling securityholder prospectus Plan of Distribution section.

4.	Please clarify why selling stockholders will not be able to make sales of securities under this prospectus until the shares and warrants included in the Units begin to trade separately on NASDAQ. We understand that you intend to convert the convertible notes immediately after the closing of this offering. Please clarify the expected timing of the closing of the offering, the commencement of trading of the shares and warrants on NASDAQ, and your exercise of your right to convert the notes.

Response: In response to this comment, we have revised the cover page of the selling securityholder prospectus and have made conforming changes to the selling securityholder prospectus Plan of Distribution section.

5.	We note your response to comment 15 of our letter dated February 26, 2015. Please revise footnote 5 to the fee calculation table to clarify that you are registering the exercise of the Warrants by any purchasers of Warrants or Units from the resellers identified in this prospectus.

Response: In response to this comment, we have revised footnote 5 to the fee calculation table to clarify that we are registering the exercise of warrants by any purchasers of warrants or units from the resellers identified in the selling securityholder prospectus.

In addition to the foregoing, on behalf of the Company, we acknowledge that:

(i) The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(ii) Staff comments, or changes to disclosure in response to Staff comments, do not foreclose the Commission from taking any action with respect to the filing; and

(iii) The Company may not assert Staff comments, or changes to disclosure in response to Staff comments, as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * * * * * * * *

May 5, 2015 U.S. Securities and Exchange Commission Attn: Pamela Long, Assistant Director Re: Innovation Economy Corporation Page3 of 3

We thank the Staff in advance for its consideration of the foregoing. Should you have any questions relating to the foregoing or the Company’s registration statement, please do not hesitate to contact me at any time at (646) 895-7112 (direct), (212) 370-1300 (reception), or (917) 882-2727 (mobile), or at my email address, rbaumann@egsllp.com.

Very truly yours,

/s/ Richard Baumann
Richard Baumann

Cc:	Asia Timmons-Pierce, SEC
Mr. Dale Hutchins, Innovation Economy Corp.